UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D
               Under the Securities Exchange Act of 1934

                         STAMPEDE WORLDWIDE, INC.
                  ---------------------------------
                           (Name of Issuer)

              COMMON STOCK, par value $.001 per share
       ------------------------------------------------------
                  (Title of Class of Securities)

                          852848 20 0
                     ---------------------
                         (CUSIP Number)

Jackson Lane Morris, 3116 West North A Street, Tampa, Florida 33609-1544
(813) 874-8854
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

MAY 28, 2002
--------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. [   ]

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) -

Jackson L. Morris

2.  Check the Appropriate Box if a Member of a Group  -  (a)  [  ]   (b)  [X]

3.  SEC Use Only



4.  Source of Funds  -  PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ X ]

6.  Citizenship or Place of Organization  -  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power  -  548,363 shares

8.  Shared Voting Power  -  None

9.  Sole Dispositive Power  -  548,363 shares

10.  Shared Dispositive Power  -  None

11.  Aggregate Amount Beneficially Owned by Each Reporting Person  -  548,363
shares

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (11) - four percent, assuming the issue of 3,500,000 shares approved in reorganization for issue to unsecured creditors and preferred stockholders and completion of a reverse stock split approved in reorganization.

14.  Type of Reporting Person  -  IN

Item 1.  Security and Issuer

Common stock, $.001 par value per share
Stampede Worldwide, Inc.
100 Frandorson, Suite 201, Apollo Beach, Florida 33572

Item 2.  Identity and Background

(a)  Jackson Lane Morris

(b)  3116 West North A Street, Tampa, Florida 33609-1544

(c) Attorney, 3116 West North A Street, Tampa, Florida 33609-1544. Also, a director, secretary and general counsel for Stampede

(d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; except for an administrative proceedings brought by the Securities and Exchange Commission, File No. 3-10450, In the matter of Mark E. Gould and Jackson L. Morris; and

(f)  Citizenship - United States

Item 3.  Source and Amount of Funds or Other Consideration

Personal services pursuant to an employment agreement between the reporting person and Stampede Worldwide.

Item 4.  Purpose of Transaction

Compensation of the reporting person for services in view of Stampede Worldwide's present inability to pay cash compensation.

(a) The reporting person has no plans for the acquisition by any person of additional securities of the issuer. The reporting person may from time to time sell some or all of the shares in ordinary market transactions in compliance with Rule 144;

(b) The reporting person plans for Stampede Worldwide to engage in an acquisition of another business which would result in Stampede becoming an operating company, in connection with which the reporting person would expect to resign from management;

(c) The reporting person has no plans for the sale or transfer of a material amount of assets of the issuer or any of its subsidiaries other than the announced spin off of Specialized Solutions, Inc. and the sale of Chronicle Commercial Printing, Inc.;

(d) In connection with the transaction resulting in the acquisition by the reporting person, there is no change in Stampede's board of directors;

(e) The reporting person has no plans for any material change in the present capitalization or dividend policy of the issuer;

(f) The reporting person has no plans for any other material change in the issuer's business or corporate structure other than the disposition of the minority and wholly owned subsidiaries of Stampede which has been planned;

(g) The reporting person has no plans for a change in Stampede's articles of incorporation, bylaws or other governing instruments;

(h) The reporting person has no plans for causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) The reporting person has no plans for a class of equity securities of the issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or

(j) The reporting person has no plans for any other action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting person, including any shares which the reporting person has a right to acquire is 548,363 shares
, four percent, assuming the issue of 3,500,000 shares approved in reorganization for issue to unsecured creditors and preferred stockholders and completion of a reverse stock split approved in reorganization.

(b) The number of shares as to which the reporting person has the sole power to vote and to dispose of is 548,363 shares. The reporting person does not share this power with any other person.

(c) The reporting person has not engaged in any transactions in the issuer's common stock during the past sixty days.

(d) The reporting person is the only person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's common stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting person has no contracts, arrangements, understandings or relationships with any person with respect to the ownership of Stampede's common stock.

Item 7.  Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 19, 2002

/s/ Jackson L. Morris
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Jackson L. Morris

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)